UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58/0001-43

Board of Trade (NIRE) No. 33 3 0026253 9

Publicly-Held Company

NOTICE TO THE MARKET

Tele Norte Leste Participações S.A. (“TNL” or the “Company”), pursuant to the provisions of Article 12, paragraph 6, of CVM Instruction No. 358/02, discloses that it received the following correspondence from BlackRock, Inc, in its role as manager of investments abroad:

1	BlackRock, Inc. (“BlackRock”), in the name of some of its clients in its role as investment manager, discloses that it has sold preferred shares issued by TELE NORTE LESTE PARTICIPAÇÕES S.A. (“TNLP”), such that, as of May 13, 2011, it held an aggregate of 9,688,645 preferred shares and 4,751,307 American Depositary Receipts, equivalent to preferred shares (“ADRs”), representing approximately 4.99% of the preferres shares issued by TNLP.

2	Pursuant to the provisions of Article 12 of Instruction No. 358 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”), dated January 3, 2002, as amended, BlackRock, through this notice, requests that the Investor Relations Officer of TNLP disclose the following information to CVM and to other relevant bodies:

(i)	BlackRock’s registered headquarters are located at 40 East 52nd Street, New York, New York 10022-5911, United States of America;

(ii)	BlackRock’s holds an aggregate equity interest of 9,688,645 preferred shares and 4,751,307 ADRs issued by TNLP, as disclosed in item 1 above;

(iii)	the purpose of the equity interest described above is strictly for investment, and not to alter TNLP’s control or management structures;

(iv)	BlackRock does not hold any debentures convertible into shares issued by TNLP; and

(v)	BlackRock has not entered into any contracts or agreements that regulate the exercise of voting rights or the purchase and sale of securities issued by TNLP.

3	We remain available for any clarifications or additional comments deemed necessary relating to this matter.

Rio de Janeiro, May 18, 2011.

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2011

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer